As filed with the Securities and Exchange Commission on November 4, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER RULE 13e-4, SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MICROSOFT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Employee Stock Options to Purchase Common Stock, Par Value $0.00000625 Per Share,

Having an Exercise Price Equal to or Greater Than $33.00 Per Share

Share Appreciation Rights,

Having a Grant Date Value Equal to or Greater Than $33.00 Per Share

(Title of Class of Securities)

594918104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

John Seethoff

Deputy General Counsel, Finance & Operations

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Name, Address, and Telephone Number, of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copies to:

Richard B. Dodd

Preston Gates & Ellis LLP

925 Fourth Avenue Suite 2900

Seattle, Washington 98104

(206) 623-7580

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$1,209,758,657	$97,869

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 623,577,566 shares of common stock of Microsoft Corporation having an aggregate value of $1,209,758,657 as of October 14, 2003, will be tendered by eligible Microsoft employees into the Stock Option Transfer Program. The aggregate value of such options was calculated using $28.625, which was the average of the high and low per share price of Microsoft’s common stock as reported on the Nasdaq National Market on October 14, 2003, and based on the pricing structure determined by Microsoft for any of a range of anticipated average prices of Microsoft common stock over an averaging period, such pricing structure for any given average price of Microsoft common stock generating a specific price for each option with the same exercise price per share and the same expiration date (as amended in accordance with the Stock Option Transfer Program). The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$97,869
Form or Registration No.:	SC TO-I
Filing party:	Microsoft Corporation
Date filed:	October 15, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTORY STATEMENT

Microsoft Corporation, a Washington corporation (“Microsoft”), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 15, 2003, as amended (the “Schedule TO”), to add new exhibits (a)(13) and (a)(14) and to amend and supplement Item 1 of the Schedule TO as follows:

Item 1. Summary Term Sheet.

The second to last paragraph appearing under the subheading “Q9. Why is the Total Payment for my Eligible Options different from their value based on other methods of valuation, such as Black-Scholes?” in the “Summary Term Sheet” section on page 5 of the Company Notice is hereby amended and restated in its entirety as follows:

“Accordingly, our Board of Directors determined that the expiration terms of certain Eligible Options that are transferred under the Program will be shortened. Shortening the expiration terms of these Eligible Options also has the effect of reducing the likelihood that these Eligible Options will be exercised by JPMorgan in the future, which minimizes the possibility of dilution of the interests of existing shareholders. Specifically, for Eligible Options whose expiration dates occur more than 36 months from the last day of the Averaging Period, we will shorten the expiration dates of such Eligible Options after transfer to JPMorgan to 36 months from such date, or in the case of the class of Eligible Options that were issued between February 14, 2000, and April 23, 2000, (excluding any matching grants) to employees then at Employee Level 68 or higher (the “Multi-Year Grant Options”), to 24 months from the last day of the Averaging Period. Eligible Options that are transferred under the Program whose terms expire less than 36 months (or 24 months in the case of Multi-Year Grant Options) from the last day of the Averaging Period will have the same expiration dates upon transfer to JPMorgan as they did before such transfer, extended by the number of calendar days from (and including) December 5, 2003 to (but excluding) the last day of the Averaging Period, which we currently expect to be no later than December 9, 2003.”

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Item 12. Exhibits.

Exhibit Number	Description
(a)(1)*	Notice to Eligible Employees of Stock Option Transfer Program, dated October 15, 2003.
(2)*	Employee Election Tool website pages.
(3)*	Election Form.
(4)*	Withdrawal Form.
(5)*	Cover letter sent to employees receiving Notice in paper copy.
(6)*	Microsoft Stock Services and Human Resources communication materials for use on or after October 15, 2003.
(i) Stock Option Transfer Program Guide
(ii) Understanding the Stock Option Transfer Program
(iii) Factors To Consider
(iv) Stock Option Transfer Program Resources and Assistance
(v) Defined Terms Used in the Employee Election Tool
(vi) List identifying countries in which Stock Option Transfer Program proceeds will be paid through local payroll and in which proceeds will be paid through Mellon Investor Services
(7)*	Microsoft press release dated July 8, 2003, relating to employee compensation.
(8)*	Email communication from Steve Ballmer to Microsoft employees on July 8, 2003, relating to compensation.
(9)*	Email communication to Microsoft partners 68+ on October 13, 2003, relating to Stock Option Transfer Program.
(10)*	Email communication to Microsoft employees on October 15, 2003, relating to commencement of Stock Option Transfer Program.
(11)*	Email communication to Microsoft employees eligible to participate in Stock Option Transfer Program on October 15, 2003.
(12)**	Australian Offer Document and Addendum.
(13)	Email communication to Microsoft employees eligible to participate in Stock Option Transfer Program on November 4, 2003, reminding them of the Election Deadline.
(14)	Microsoft Stock Services and Human Resources supplemental communication materials for use on or after November 4, 2003.
(d)(1)*	Registration Agreement between Microsoft Corporation, J.P. Morgan Securities Inc. and JP Morgan Chase Bank dated October 9, 2003.
(2)*	Engagement Letter between Microsoft Corporation and J.P. Morgan Securities Inc. dated October 9, 2003.
(3)*	Program Agreement between Microsoft Corporation and JPMorgan Chase Bank, dated October 9, 2003.
(4)*	Form of Call Option Transaction Confirmation to be entered into between Microsoft Corporation and JPMorgan Chase Bank.
(5)	Microsoft Corporation 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2003, filed with the Securities Exchange Commission on September 5, 2003).

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(6)	Microsoft Corporation 1991 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1997, filed with the SEC on September 29, 1997).
(7)*	Microsoft Corporation 1997 Share Appreciation Rights Plan.
(8)	Visio Corporation 1990 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Visio Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed with the SEC on December 24, 1997.
(9)	Visio Corporation 1995 Long-Term Incentive Compensation Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Visio Corporation’s Post Effective Amendment No. 1 to Form S-8, filed with the SEC on June 18, 1998).

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 15, 2003.
**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on October 21, 2003.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

By:	/s/ Brent Callinicos
Brent Callinicos Corporate Vice President and Treasurer

Date: November 4, 2003.

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Notice to Eligible Employees of Stock Option Transfer Program, dated October 15, 2003.
(2)*	Employee Election Tool website pages.
(3)*	Election Form.
(4)*	Withdrawal Form.
(5)*	Cover letter sent to employees receiving Notice in paper copy.
(6)*	Microsoft Stock Services and Human Resources communication materials for use on or after October 15, 2003.
(i) Stock Option Transfer Program Guide
(ii) Understanding the Stock Option Transfer Program
(iii) Factors To Consider
(iv) Stock Option Transfer Program Resources and Assistance
(v) Defined Terms Used in the Employee Election Tool
(vi) List identifying countries in which Stock Option Transfer Program proceeds will be paid through local payroll and in which proceeds will be paid through Mellon Investor Services
(7)*	Microsoft press release dated July 8, 2003, relating to employee compensation.
(8)*	Email communication from Steve Ballmer to Microsoft employees on July 8, 2003, relating to compensation.
(9)*	Email communication to Microsoft partners 68+ on October 13, 2003, relating to Stock Option Transfer Program.
(10)*	Email communication to Microsoft employees on October 15, 2003, relating to commencement of Stock Option Transfer Program.
(11)*	Email communication to Microsoft employees eligible to participate in Stock Option Transfer Program on October 15, 2003.
(12)**	Australian Offer Document and Addendum.
(13)	Email communication to Microsoft employees eligible to participate in Stock Option Transfer Program on November 4, 2003, reminding them of the Election Deadline.
(14)	Microsoft Stock Services and Human Resources supplemental communication materials for use on or after November 4, 2003.
(d)(1)*	Registration Agreement between Microsoft Corporation, J.P. Morgan Securities Inc. and JP Morgan Chase Bank dated October 9, 2003.
(2)*	Engagement Letter between Microsoft Corporation and J.P. Morgan Securities Inc. dated October 9, 2003.
(3)*	Program Agreement between Microsoft Corporation and JPMorgan Chase Bank, dated October 9, 2003.
(4)*	Form of Call Option Transaction Confirmation to be entered into between Microsoft Corporation and JPMorgan Chase Bank.
(5)	Microsoft Corporation 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2003, filed with the SEC on September 5, 2003).
(6)	Microsoft Corporation 1991 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1997, filed with the SEC on September 29, 1997).
(7)*	Microsoft Corporation 1997 Share Appreciation Rights Plan.
(8)	Visio Corporation 1990 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Visio Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed with the SEC on December 24, 1997.
(9)	Visio Corporation 1995 Long-Term Incentive Compensation Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Visio Corporation’s Post Effective Amendment No. 1 to Form S-8, filed with the SEC on June 18, 1998).

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 15, 2003.
**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on October 21, 2003.